

August 20, 2015

Via E-mail
Kieran Caterina
Chief Financial Officer
Gabelli Securities Group, Inc.
One Corporate Center
Rye, New York 10580

> **Re: Gabelli Securities Group, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed August 6, 2015**
> **File No. 1-37387**

Dear Mr. Caterina:

We have reviewed your amendment, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

Exhibit 99.1

General

1.   On page 27, in the second paragraph under "If we were deemed an investment company under the Investment Company Act . . . material adverse effect on our business," in the last sentence, you state that "[w]e intend to grow our business and expand our product offerings through organic growth and, possibly, acquisitions, alliances and lift-outs." Please describe in this section the types of acquisitions, alliances and lift-outs in which the company expects to engage so that the company will be engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities as soon as is reasonably possible (and in any event within one year). Will the cash and securities held by the company be used primarily to fund these activities? If so, why is

this only referred to as a possibility? Please also explain in this section: (a) what is meant by the term "organic growth"; (b) how organic growth will be achieved separate from the possible acquisitions, alliances, and lift-outs to which you refer; (c) how you expect organic growth will result in the company no longer being in the business of investing, reinvesting, owning, holding or trading in securities as soon as is reasonably possible (and in any event within one year) – e.g., do you expect that the company's investment management and institutional research business will somehow grow so large within one year that the cash and securities the company holds will no longer be a significant part of its assets and, if so, what is your basis for this belief; and (d) any specific actions the company expects to take to comply with Rule 3a-2.

2.   On page 27, in the third paragraph under "If we were deemed an investment company under the Investment Company Act . . . material adverse effect on our business," in the second sentence, beginning "[i]f this were to occur," please delete the parenthetical "(typically, up to two years)". Please also tell us supplementally: (a) whether the company believes that there is a significant risk that it will need to rely on no-action relief because it will be unable to meet the requirements of Rule 3a-2 within one year; (b) the reasons why the company may or will be unable to comply within the time period set forth in the rule; and (c) when the company expects that it will be able to comply.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

3.   We have read your response to comment 11. As previously requested, please quantify the average effective fee by each product line for each period presented and discuss the reasons for changes in these amounts.

Description of Capital Stock, page 88

Corporate Opportunity Policy, page 91

4.   On page 91, you state that: "Except with respect to opportunities that involve Permissible Accounts, if a Gabelli acquires knowledge of a potential transaction on a matter that is a corporate opportunity for both any Gabelli and GSG, such Gabelli will have a duty to communicate that opportunity to GSG and may not pursue that opportunity or direct it to another person unless GSG declines such opportunity or fails to pursue it." Please revise your disclosure to address the following:

- Clarify who would be authorized to accept or decline the opportunity on behalf of GSG, as well as how that determination would be evidenced, for purposes of this policy.
- The policy contemplates that an opportunity would be "expressly offered" to a person and that person then would have to decide in what capacity he was serving ("primarily") at the moment he acquired knowledge of the opportunity. Please

provide an example illustrating how this might transpire in practice.
- Clarify the application of the policy in the event of an opportunity that is not "expressly offered" to a person, but rather is that person's original idea.

Combined Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

Notes to Combined Consolidated Financial Statements

B. Significant Accounting Policies, page F-12

Basis of Presentation, page F-12

5.   You disclose that subsequent to the issuance of your financial statements, you determined that gains of a specific investment were inadvertently included in your combined consolidated statements of income when the investment itself was not one of the assets transferred to GSG from GAMCO as part of the spin-off. Although you restated your financial statements to correct this error, you disclose that you believe such corrections were not material individually or in the aggregate, to the combined consolidated financial statements in any prior period. Given that net income for the years ended December 31, 2014, 2013, and 2012 decreased approximately 45%, 10%, and 12% as a result of this restatement and you concluded on pages 30 and 70-71 that this error resulted in a material weakness, please revise to omit your statement that you believe the corrections were not material or explain to us in detail how you concluded that this restatement was immaterial for the periods ended.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Yolanda R. Trotter, Staff Accountant, at (202) 551-3472, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel